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Metropolitan Life Insurance Company
200 Park Avenue
New York, New York 10166

April 4, 2008

Alison White, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0506

     Re: Form N-6 Registration Statement for Flexible Premium Variable Life Insurance to be Issued through Metropolitan Life Separate Account UL (File No. 333-147508)

Dear Ms. White:

Metropolitan Life Insurance Company (the "Depositor") and Metropolitan Life Separate Account UL (the "Registrant"), acknowledge with respect to the above referenced filing that:

     - Should the Commission or the Staff, acting pursuant to delegated authority, permit the filing to go effective, it does not foreclose the Commission from taking any action with respect to the filing; and

     - The action of the Commission or the Staff, acting pursuant to delegated authority, in permitting the filing to go effective, does not relieve the Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or further comments, please call Mary Thornton at
(202) 383-0698 or Jack Connolly at (617) 578-3031.

Very truly yours,
Metropolitan Life Insurance Company


By:  /s/ Marie C. Swift
     Marie C. Swift, Esq.
     Associate General Counsel

Cc:  Mary E. Thornton, Partner
     Sutherland Asbill & Brennan LLP
     John E. Connolly, Jr., Esq.
     Assistant General Counsel
     Metropolitan Life Insurance Company